FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* COHEN, PETER	2. Issuer Name and Ticker or Trading Symbol Presidential Life Corporation, PLFE						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director	10% Owner
								Officer (give title below)	Other (specify below)

(Last) (First) (Middle) 666 Third Avenue, 26th flr	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year May 2, 2003				7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) New York, NY 10017			5. If Amendment, Date of Original (Month/Day/Year)				X	Form filed by One Reporting Person
								Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Presidential Life Corporation, PLFE (common stock)	05/02/03		P		15,000	A	8.9756	15,000	I	*by self for Ramius Corp
PLFE, Common Stock								15,000	I	by self for Ramius Corp
PLFE, Common Stock								190,000	D
PLFE, Common Stock								1,250	I	By spouse
PLFE, Common Stock								5,000	I	As Trustee

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*
If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

* The Securities of the Issuer were acquired by Ramius Securities, LLC ("Ramius"). Peter A. Cohen is one of the three managing members of C4S & Co.,LLC, the sole managing member of Ramius. As a result Messr. Cohen may be considered a beneficial owner of said securities, however he disclaims such beneficial ownership except to the extent of his pecuniary interest therein.

		/s/ Peter Cohen	05/02/2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	Peter Cohen	Date
See18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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